                    November 7, 2023

BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Volley and Amit Pande

Re:     Tiptree Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 8, 2023
File No. 001-33549
Dear Messrs. Volley and Pande:

On behalf of Tiptree Inc. (the “Company”), the following are responses to the comment letter dated October 24, 2023 provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to our response letter dated October 5, 2023 regarding the Company’s Form 10-K for Fiscal Year ended December 31, 2022. To assist your review, the text of the Staff’s comments is in italics below.

Form 10-K for Fiscal Year Ended December 31, 2022
Market Opportunity, page 15
1.    Please refer to prior comment 1. Please tell us in more detail what failure to perform vehicle serve contracts are, how they are accounted for including how they impact revenue and clarify what happens to the premiums deposited in an off-balance sheet trust account for the benefit of the company. Please ensure your disclosure in future filings clearly quantifies this item and provides appropriate information to allow an investor to clearly understand whether and how this item impacts current and future financial results and why it is relevant to include in premium equivalents.

Response:
The Company would like to clarify the use of terminology, as “failure to perform vehicle service contracts” does not fully and accurately describe the Company’s treatment of vehicle service contracts in connection with its disclosure. A “vehicle service contract” (VSC) is an extended service contract where the obligor company agrees to repair or compensate the consumer/VSC contract holder for covered repairs to his or her vehicle.  The obligor company separately buys an
660 Steamboat Road Greenwich, Connecticut 06830 (212) 446-1400

insurance policy, called a “contractual liability insurance policy” (CLIP) from an insurance company, such as the Company, to insure the financial obligations assumed by the obligor company under the VSC. The CLIP policy can be either a “failure to perform” CLIP or it can be a first dollar/full reimbursement CLIP.  Under the failure to perform CLIP, the insurance company, pursuant to its contract, agrees to reimburse the consumer/VSC contract holder on behalf of the obligor company, if, and only after, the obligor company on the VSC contract is unable to perform its obligations under the contract (e.g., obligor company is bankrupt and cannot fulfill its contractual obligations under the VSC contract).  In addition to the failure to perform CLIP, the Company may separately charge an administrative fee for certain services performed on behalf of the obligor company. Both of these amounts charged and earned by the Company are a portion of the Total Premium Equivalents. The remaining amount of the Total Premium Equivalents is deposited in a trust account, which is reflected on the obligor company’s Balance Sheet, to reduce the risk to the Company in the event that the obligor company cannot meet its contractual obligations. This remaining amount represents the funds used to pay claims and refunds to end consumers/VSC contract holders for the life of the contract. All unused funds for a particular VSC contract that have been fully earned or expired, are returned to the obligor company from the trust account.

The failure to perform CLIP premium is reflected in “Earned premiums, net” of the Company’s Income Statement and “Unearned premiums” line on the Company’s Balance Sheet. These CLIP premiums are earned over the life of the policy. The administrative fee is reflected on the “Service and administrative fees” line of the Statement of Operations and the “Deferred revenue” line of the Balance Sheet. These administrative fees are earned over the life of the underlying contract.

The Company will revise future filings to provide information to allow an investor to clearly understand whether and how this item impacts current and future financial results and why it is relevant to include in premium equivalents.

Adjusted EBITDA - Non-GAAP, page 64

2.     Please refer to prior comment 7. The adjustment to recognize the Warburg gain to book value as earnings appears to substitute an individually tailored recognition method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please remove this adjustment from your non-GAAP financial measure in future filings.

Response:
In response to the Staff’s comment, the Company will remove Adjusted EBITDA as a non-GAAP financial measure in future periodic reports.

3.    Please refer to prior comment 7. Noting the significant number and the materiality of adjustments used to measure adjusted EBITDA, please revise future filings to use a different title to more accurately reflect the nature of this non-GAAP financial measure such as “adjusted other comprehensive income.”

Response:
As noted in response 2 above, the Company will remove Adjusted EBITDA as a non-GAAP financial measure in future periodic reports.

4.    Please refer to prior comment 7. Please tell us and revise future filings to clarify why you include non-controlling interests unrelated to the Fortegra Group in your measure. Additionally, to the extent that “Non-cash fair value adjustments” or “Non-recurring expenses” are material adjustments during a period, please ensure you clearly explain the underlying transaction(s) in these line items and where they are presented in the GAAP statements of operations.

Response:
As noted in response 2 above, the Company will remove Adjusted EBITDA as a non-GAAP financial measure in future periodic reports.

5.    Please refer to prior comment 7. In your response you indicate that the measure is meant to reflect a total return of the Company’s income from business operations and that certain adjustments provide information to users in their review of the total economic performance of the Company. Please tell us and revise future filings to more clearly explain why this measure provides useful information to investors considering the measure excludes material costs and expenses that appear to impact the total return of the income from business operations and the total economic performance of the Company.

Response:
As noted in response 2 above, the Company will remove Adjusted EBITDA as a non-GAAP financial measure in future periodic reports.
* * * * *
Please do not hesitate to call or email me with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Scott McKinney

Scott McKinney
Chief Financial Officer
Tiptree Inc.

cc:    Neil C. Rifkind, Vice President, General Counsel and Secretary, Tiptree Inc.
Michael Littenberg and William Michener, Ropes & Gray LLP
Deloitte & Touche LLP
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